Exhibit 4.58

Power of Attorney

Principal:	Tao Jia
ID No.:	110105197802109636
Address:	32F, Tengda Plaza, No.168 Xiwai Street, HaiDian District, Beijing

Agent:	Leilei Wang
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing

The Principal, Tao Jia, a citizen of the People’s Republic of China, hereby authorizes Mr. Wang Leilei to exercise all voting powers as a shareholder of Xiamen Xinreli Scientific and Technology Co., Ltd., (“Xinreli”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Xinreli.

Unless consented by the board of directors of Simlife (Beijing) Science Co., Ltd., (“Simlife”) the aforesaid authorization is irrevocable. The Principal also agrees that Simlife is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Xinreli with due diligence and care, and will act in accordance with directions of the board of directors of Simlife.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of Simlife.

/s/ Tao Jia	(Signature)
Tao Jia
Date: June 29, 2009